ANOORAQ CHANGES ITS NAME TO ATLATSA, EFFECTIVE TODAY

For immediate release

14 May, 2012 Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces that the implementation of its name change, from Anooraq Resources Corporation to Atlatsa Resources Corporation (“Atlatsa”), is effective from today (TSXV: ATL; NYSE Amex: ATL; JSE: ATL).

The new corporate website can be viewed at www.atlatsaresources.com.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Anerie Britz / Yvette Labuschagne / Melanie de Nysschen

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.